July 25, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tonya Aldave
John Stickel
Michael Henderson
Robert Klein

Re:	Aurora Acquisition Corp.
Amendment No. 9 to Registration Statement on Form S-4
Filed July 24, 2023
Registration No. 333-258423
Ladies and Gentlemen:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Aurora Acquisition Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and the Registration Statement become effective on, July 27, 2023, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable.
Please contact Carl P. Marcellino of Ropes & Gray LLP at carl.marcellino@ropesgray.com or (212) 841-0623, or Daniel Forman of Ropes & Gray LLP at daniel.forman@ropesgray.com or (212) 841-0438, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Aurora Acquisition Corp.

By:	/s/ Arnaud Massenet
Arnaud Massenet
Chief Executive Officer

cc:	Carl P. Marcellino, Ropes & Gray LLP
Daniel Forman, Ropes & Gray LLP